UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  June 1, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

May 28, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

Bontan Corporation Inc. Announces Signing of Agreement For Diamond Projects in Brazil and New Corporate Web Site

Toronto, May 28, 2004  Bontan Corporation Inc. ("BC") (OTCBB: BNTNF) through its wholly-owned subsidiary, Bontan Diamond Corporation ("BDC"), is pleased to announce that it has acquired 100% equity in Astrogemas Mineracao Ltda ("AM"). The management of AM has the right to earn back a 40% interest subject to meeting certain agreed performance milestones.

AM is led by Mr. Francis Guardia who has signed a five-year consulting contract with BDC. He is a mineral exploration geologist with over 40 years of experience having worked in Canada, USA, Mexico, Spain, Guyana, UK and Brazil and for companies such as Francisco Gold Corp, Billiton Canada Ltd. and Campbell Chibougamou Mines Ltd. He will be the Chief Geologist of BDC and will head a technical team to be located in Brazil. The technical team comprises three other Brazilian geologists and prospectors who specialize in diamond exploration and had been major contributors to the prolific kimberlitic finds of De Beers throughout Brazil.

AM holds an option to acquire a 50% working interest in a joint venture with another non-related Brazilian corporation to explore for and produce diamonds from the alluvium of the valley of the Paranaiba River in the Coromandel region of Minas Gerais state in Brazil, in which the joint venture holds a mining license on an 800-hectare area. BDC has agreed to pay the exercise price to exercise the said option and has further committed to contribute to the exploration costs. A similar joint venture agreement has been signed on an alluvial diamond/gold project in the historic Diamantina camp.

Mr. Guardia, Chief Geologist, comments, "When I first started studying the diamond potential of Brazil, I was astonished that there were still untested kimberlites in regions that have produced world class diamonds. Now BDC is about to change all that with an aggressive program of bulk sampling of multiple targets."

BC is also pleased to announce that it has launched its new corporate web site at www.bontancorporation.com.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is a, diversified natural resource Company seeking high returns with minimal risks. Bontan operates, backs and invests in major exploitation and an exploration plays run and organized by highly regarded geologists, geophysicists and executives.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offers exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO, CFO at 416-860-0175.

For media relations, please contact Robert Kennedy at Current Capital Corp. at 416-860-0211 or visit the web site at www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.